TORBAY HOLDINGS, INC.
                         140 Old Country Road, Suite 205
                             Mineola, New York 11501

                                                June 2, 2005

BY EDGAR and FACSIMILE to 202-942-9635
Ms. Doreen Miller
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

            Re: Torbay Holdings, Inc. Registration Statement on Form SB-2, Registration No. 333-122773 -- Filed on February 11, 2005, Amendment No. 1 Filed May 9, 2005 and Amendment No. 2 Filed May 27, 2005 (the "Registration Statement")
                  -------------------------------------------

Dear Ms. Miller:

      On behalf of Torbay Holdings, Inc. (the "Company"), I hereby request that the above-captioned Registration Statement be ordered effective at 4:00 p.m. on Friday , June 3, 2005, or as soon as practicable thereafter.

      On behalf of the Company I represent as follows:

(a) the Company understands that should the SEC or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the SEC from taking any action with respect to the filing;

(b) the Company understands that the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(c) the Company will not assert the action of the SEC in declaring the Registration Statement effective as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws of the United States.

                                                Very truly yours,


                                                /s/ Tom Large

                                                Thomas Large
                                                Chief Executive Officer